Exhibit 99.1

Global-e Achieves Significant GMV, Revenue and Profit Expansion
in the Second Quarter of 2026, Raises Outlook for the Year

GMV Increased 44% YoY and Revenue Increased 39% YoY

Adjusted EBITDA Margin Expanded 300 Basis Points YoY to 20.9%

Raising FY 2026 Outlook Across All Guidance Metrics

PETAH-TIKVA, Israel, August 12, 2026 - Global-e Online Ltd. (Nasdaq: GLBE), the global e-commerce enablement platform, today reported financial results for the second quarter of 2026.

"The second quarter continued to show great top-line momentum, fueled by very strong volumes from existing merchants and the 2025 cohort of launched merchants, as well as strong initial performance from recently onboarded merchants. Given our operating leverage and the efficiency gains we are driving throughout the business using AI, our Adjusted EBITDA margin showed a significant step up of 300 basis points compared with last year, reaching over 20%," said Amir Schlachet, Founder and CEO of Global-e. "Given the strong results through the first half of 2026 and the trends that we are seeing in the market today, we expect 2026 revenue growth to show meaningful year-on-year acceleration, and we remain ahead of our long-term growth targets.”

Q2 2026 Financial Results

•	GMV[1] in the second quarter of 2026 was $2,089 million, an increase of 44% year over year

•	Revenue in the second quarter of 2026 was $299.0 million, an increase of 39% year over year, of which service fees revenue was $139.4 million and fulfillment services revenue was $159.6 million

•	Non-GAAP gross profit[2] in the second quarter of 2026 was $135.4 million, an increase of 36% year over year. GAAP gross profit in the second quarter of 2026 was $131.9 million

•	Non-GAAP gross margin[2] in the second quarter of 2026 was 45.3%, compared to 46.5% in the second quarter of 2025. GAAP gross margin in the second quarter of 2026 was 44.1%

•	Adjusted EBITDA[3] in the second quarter of 2026 was $62.4 million compared to $38.5 million in the second quarter of 2025, up 62% year over year

•	Non-GAAP net profit[4] in the second quarter of 2026 was $64.9 million compared to $37.9 million in the second quarter of 2025. Net profit in the second quarter of 2026 was $47.7 million

•
Free Cash Flow[5] generated in the second quarter of 2026 was $73.2 million compared to $63.5 million generated in the second quarter of 2025. Net cash provided by operating activities in the second quarter of 2026 was $73.6 million

Recent Business Highlights

•	Continued strong volume trends from both existing and recently launched merchants

•	Continued progress on Shopify Managed Markets Version 2.0

o	Managed Markets now available in Canada and the UK, expanding availability beyond the US for the first time

o	Migrated the remaining merchants from Version 1.0 to Version 2.0, with very positive initial merchant feedback

•	Continued to launch with enterprise brands across geographies and verticals in Q2 2026, including:

o	European and UK brands such as:

◾	Italian brands Ferrari, the legendary Italian supercar maker; and Manebí, the espadrille specialist

◾	German brands 6PM, the contemporary streetwear label; and Mikuta, the influencer-founded fashion brand

◾	Swedish brands Malina, the Stockholm-based fashion house; and C'est Normal, a fashion and lifestyle brand for men

◾	French brands Officine Universelle Buly, the luxury artisanal fragrances brand, which is part of the LVMH group; and J.M. Weston, the master shoemaker

◾	UK brands such as Naked Wolfe, the sneaker brand; and N.Peal, the historic cashmere brand

o	North American brands such as:

◾
The ROOT Brands, the fast-growing wellness and supplement company; Buffbunny, the popular fitness and activewear brand; Dolce Vita, the contemporary footwear brand from the Steve Madden family; Six Zero Pickleball, the fast-growing paddle brand; and McLaren Golf, the recently launched brand of golf gear from the McLaren racing team

o	APAC brands such as:

◾	Universal Music Japan where Global-e launched a second brand with the label; All Things Golden, the Australian boutique label; and Korean fashion labels ADERERROR and The Loeil

•	Expanded scope of business with a number of merchants, such as:

o	FIGS - continued to expand, opening additional countries across APAC

o	Pokémon - expanded to support significantly more volume tied to its highly anticipated, viral product drops

o	Peter Millar and G/FORE - the Richemont golf-wear brands that launched last quarter, expanded into additional UK markets

o	Isabel Marant - the French luxury fashion house, expanded into additional markets

•
Executed $68 million of share repurchases in Q2 2026, completing the 2025 share repurchase plan of $200 million. On June 4, 2026, the Global-e Board of Directors authorized a new, incremental $500 million share repurchase plan

Q3 2026 and Full Year Outlook

Global-e is introducing third quarter guidance and is increasing the full year guidance, as follows:

	Q3 2026	FY 2026	Previous FY 2026
(in millions)
GMV (1)	$1,995 - $2,045	$8,810 - $9,110	$8,530 - $8,880
Revenue	$308.5 - $315.5	$1,305 - $1,355	$1,220 - $1,280
Adjusted EBITDA (3)	$58.5 - $62.5	$278 - $300	$264.5 - $289.5

Included within the guidance ranges above, Passport is expected to contribute:

•	Q3 2026

o	GMV[1]: ~$20 million (of Merchant of Record business)

o	Revenue: $24-26 million

o	Adjusted EBITDA[3]: under $1 million

•	FY 2026 (H2 2026 contribution):

o	GMV[1]: ~$60 million (of Merchant of Record business)

o	Revenue: $55-59 million

o	Adjusted EBITDA[3]: $3-4 million

1 Gross Merchandise Value (GMV) is a key operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross Profit and Non-GAAP Gross Margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding these metrics.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric, including the reconciliations to Net Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to income tax (benefit) expenses, financial expenses (income), net, stock-based compensation, depreciation and amortization, commercial agreement asset amortization, amortization of acquired intangibles, and merger-related contingent consideration. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

4 Non-GAAP net profit is a non-GAAP financial measure. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric, including the reconciliations to Net Profit (Loss), its most directly comparable GAAP financial measure.

5 Free Cash Flow is a non-GAAP financial measure. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric, including the reconciliation to net cash provided by (used in) operating activities, its most directly comparable GAAP financial measure.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, August 12, 2026.

The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-800-717-1738
International Toll:	1-646-307-1865

A live webcast will also be available in the Investor Relations section of Global-e’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

The press release with the financial results will be accessible on the Company’s Investor Relations website prior to the conference call.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•
Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles included in cost of revenue. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues

•
Adjusted EBITDA, which Global-e defines as net profit (loss) adjusted for income tax (benefit) expenses, financial expenses (income), net, stock-based compensation expenses, depreciation and amortization, commercial agreement asset amortization, amortization of acquired intangibles, and merger-related contingent consideration. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue.

•
Non-GAAP net profit, which Global-e defines as net profit adjusted for stock-based compensation, commercial agreement asset amortization, amortization of acquired intangibles, and merger-related contingent consideration.

•	Non-GAAP net profit per share, which Global-e defines as Non-GAAP net profit divided by GAAP weighted-average shares outstanding, basic and diluted.

•	Free Cash Flow, which Global-e defines as net cash provided by (used in) operating activities less the purchase of property and equipment.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

The aforementioned key performance indicators and non-GAAP financial measures are used, in conjunction with GAAP measures, by management and our board of directors to assess our performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, for financial and operational decision-making, to evaluate the effectiveness of Global-e’s business strategies, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that these non-GAAP financial measures are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non-GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

This press release contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future strategy and projected Q3 2026 and full year 2026 guidance for revenue, GMV, Adjusted EBITDA and other future financial and operational results, growth strategy, long-term financial or operational targets, and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, the launch of large enterprise merchants, our competitive positioning and market leadership, and our ongoing partnership with Shopify, acquisitions and the expected contributions, integration and performance of acquired businesses, including Passport, the continued expansion of our value-added services, including Duty Drawback and customs reclaim programs, the anticipated expansion of Managed Markets Version 2.0, go-to-market initiatives, share repurchases, product innovation and platform enhancements, including omnichannel fulfillment capabilities such as Buy Online Pickup In Store (BOPIS), are forward-looking statements. As the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “project,” “forecast,” “outlook,” “goal” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, our rapid growth and growth rates in recent periods may not be indicative of future growth; our ability to retain existing merchants and to attract new merchants; our ability to anticipate merchant needs or develop or integrate new functionality or enhance our existing platforms to meet those needs; the impact of imposed tariffs or other trade regulations on our business and financial results; our ability to implement and use artificial intelligence and machine learning technologies successfully; our ability to compete in our industry; our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms; our ability to adapt our platform and services for the Shopify platforms; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; our history of net losses; our ability to manage our growth and manage expansion into additional markets and the introduction of new platforms and offerings; our ability to accommodate increased volumes during peak seasons and events; our ability to effectively expand our marketing and sales capabilities; our expectations regarding our revenue, expenses and operations; our ability to operate internationally; our reliance on third-party services, including third-party providers of cross-docking services and third-party data centers, in our platforms and services and harm to our reputation by our merchants’ or third-party service providers’ unethical business practices; our operation as a merchant of record for sales conducted using our platform; regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with;
compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions; changes in customs, duty drawback or trade compliance regulations that could affect the availability or scope of our Duty Drawback programs; our business’s reliance on the personal importation model; our ability to securely store personal information of merchants and shoppers; increases in shipping rates; fluctuations in the exchange rate of foreign currencies has impacted and could continue to impact our results of operations; our ability to offer high quality support; our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms; our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence; our role in the fulfilment chain of the merchants, which may cause third parties to confuse us with the merchants; our ability to establish and protect intellectual property rights; and our use of open-source software which may pose particular risks to our proprietary software technologies; our dependency on our executive officers and other key employees and our ability to hire and retain skilled key personnel, including our ability to enforce non-compete agreements we enter into with our employees; litigation for a variety of claims which we may be subject to; the adoption by merchants of a D2C model; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our ability to maintain our corporate culture; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; our ability to accurately estimate judgments relating to our critical accounting policies; changes in tax laws or regulations to which we are subject, including the enactment of legislation implementing changes in taxation of international business activities and the adoption of other corporate tax reform policies; requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so; global events or conditions in individual markets such as financial and credit market fluctuations, war, climate change, and macroeconomic events; risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders;
risks related to our incorporation and location in Israel, including risks related to the ongoing war and related hostilities; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur and you should not place undue reliance on our forward-looking statements. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer e-commerce. The chosen partner of over 1,500 brands and retailers across North America, EMEA and APAC, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast global e-commerce experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Alan Katz
Global-e Investor Relations
IR@global-e.com

Press Contact:
Allison Grey
Headline Media
allison@headline.media
+1 323 283 8176

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	June 30,
	2025	2026
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$245,860	$285,356
Short-term deposits	302,829	170,392
Accounts receivable, net	55,706	78,632
Prepaid expenses and other current assets	126,470	124,225
Marketable securities	74,147	74,660
Funds receivable, including cash in banks	181,650	157,784
Total current assets	986,662	891,049
Property and equipment, net	11,234	10,832
Operating lease right-of-use assets	20,496	21,355
Deferred contract acquisition and fulfillment costs, noncurrent	4,242	4,136
Long-term investments and other long-term assets	11,838	12,058
Commercial agreement asset	531	-
Goodwill	375,399	375,399
Intangible assets, net	52,385	40,429
Total long-term assets	476,125	464,209
Total assets	$1,462,787	$1,355,258
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$91,585	$80,767
Accrued expenses and other current liabilities	231,665	186,019
Funds payable to Customers	181,650	157,784
Short term operating lease liabilities	5,053	6,005
Total current liabilities	509,953	430,575
Long-term liabilities:
Long term operating lease liabilities	18,449	19,395
Deferred tax liabilities, net	286	65
Other long-term liabilities	1,415	1,567
Total liabilities	$530,103	$451,602

Shareholders’ equity:
Share capital and additional paid-in capital	1,466,231	1,487,435
Accumulated comprehensive income (loss)	2,800	1,435
Accumulated deficit	(536,347)	(585,214)
Total shareholders’ equity	932,684	903,656
Total liabilities and shareholders’ equity	$1,462,787	$1,355,258

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2026	2025	2026
	(Unaudited)		(Unaudited)
Revenue	$214,877	$299,000	$404,759	$551,086
Cost of revenue	117,206	167,127	223,004	304,333
Gross profit	97,671	131,873	181,755	246,753

Operating expenses:
Research and development	30,733	34,979	58,871	67,954
Sales and marketing	43,957	35,820	107,895	70,252
General and administrative	12,468	16,395	23,661	30,896
Total operating expenses	87,158	87,194	190,427	169,102
Operating profit (loss)	10,513	44,679	(8,672)	77,651
Financial expenses (income), net	(978)	(4,711)	(2,848)	(3,257)
Profit (loss) before income taxes	11,491	49,390	(5,824)	80,908
Income taxes	1,000	1,667	1,541	2,830
Net profit (loss) attributable to ordinary shareholders	$10,491	$47,723	$(7,365)	$78,078
Net profit (loss) per share attributable to ordinary shareholders, basic	$0.06	$0.28	$(0.04)	$0.47
Net profit (loss) per share attributable to ordinary shareholders, diluted	$0.06	$0.27	$(0.04)	$0.45
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	169,788,923	167,537,484	169,569,068	167,896,222
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, diluted	175,588,437	175,124,595	169,569,068	175,201,559

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2026	2025	2026
	(Unaudited)		(Unaudited)
Operating activities
Net profit (loss)	$10,491	$47,723	$(7,365)	$78,078
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation	571	610	1,107	1,215
Share-based compensation expense	10,058	11,032	18,851	20,982
Commercial agreement asset	12,927	-	49,944	531
Amortization of intangible assets	4,402	5,978	8,804	11,956
Changes in accrued interest and exchange rate on short-term deposits	(1,383)	(408)	(2,225)	(413)
Unrealized loss (gain) on foreign currency	(6,045)	(178)	(7,522)	(1,383)
Accounts receivable	4,523	(34,483)	10,994	(22,926)
Prepaid expenses and other assets	23,615	(3,863)	(4,790)	1,518
Funds receivable	(3,884)	(13,706)	(13,066)	(9,331)
Long-term investments and other receivables	(298)	(397)	(197)	(81)
Funds payable to customers	4,893	41,605	(30,607)	(23,867)
Operating lease ROU assets	960	1,075	2,024	2,115
Deferred contract acquisition costs	(210)	56	(311)	84
Accounts payable	(14,324)	14,941	(26,699)	(10,818)
Accrued expenses and other liabilities	17,887	3,776	(5,823)	(45,500)
Operating lease liabilities	773	(123)	(210)	(1,076)
Net cash provided by (used in) operating activities	64,956	73,638	(7,091)	1,084
Investing activities
Investment in marketable securities	(1,911)	(2,220)	(19,679)	(6,626)
Proceeds from marketable securities	699	1,940	1,698	5,331
Purchases of short-term investments	(114,000)	(17,900)	(184,972)	(130,880)
Purchases of long-term investments	-	-	-	(136)
Proceeds from short-term investments	44,000	150,800	111,059	263,730
Purchases of property and equipment	(1,440)	(452)	(1,988)	(813)
Net cash provided by (used in) investing activities	(72,652)	132,168	(93,882)	130,606
Financing activities
Repurchase of shares	-	(67,999)	-	(126,944)
Proceeds from exercise of share options	191	86	401	167
Net cash provided by (used in) financing activities	191	(67,913)	401	(126,777)
Exchange rate differences on balances of cash, cash equivalents and restricted cash	6,045	178	7,522	1,383
Net increase (decrease) in cash, cash equivalents, and restricted cash	(1,460)	138,071	(93,050)	6,296
Cash and cash equivalents and restricted cash—beginning of period	240,092	243,140	331,682	374,915
Cash and cash equivalents and restricted cash—end of period	$238,632	$381,211	$238,632	$381,211

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2025		2026		2025		2026
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	1,453,884		2,088,716		2,696,398		3,830,837
Adjusted EBITDA (a)	38,471		62,424		70,034		112,583

Revenue by Category
Service fees	102,853	48%	139,427	47%	186,836	46%	260,246	47%
Fulfillment services	112,024	52%	159,573	53%	217,923	54%	290,840	53%
Total revenue	$214,877	100%	$299,000	100%	$404,759	100%	$551,086	100%

Revenue by merchant outbound region
United States	117,483	55%	151,380	51%	218,037	54%	277,759	50%
United Kingdom	41,474	19%	58,270	19%	83,221	21%	105,540	19%
European Union	38,738	18%	57,378	19%	72,268	18%	110,782	20%
Israel	416	0%	247	0%	817	0%	614	0%
Other	16,766	8%	31,725	11%	30,416	7%	56,391	11%
Total revenue	$214,877	100%	$299,000	100%	$404,759	100%	$551,086	100%

(a)	See reconciliation to Adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2026	2025	2026
	(Unaudited)
Gross Profit	97,671	131,873	181,755	246,753

Amortization of acquired intangibles included in cost of revenue	2,198	3,574	4,395	7,149
Non-GAAP gross profit	99,869	135,447	186,150	253,902

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2026	2025	2026
	(Unaudited)
Net profit (loss)	10,491	47,723	(7,365)	78,078
Income tax (benefit) expenses	1,000	1,667	1,541	2,830
Financial expenses (income), net	(978)	(4,711)	(2,848)	(3,257)
Stock-based compensation:
Cost of revenue	254	304	520	559
Research and development	4,501	4,545	8,128	8,993
Selling and marketing	1,633	1,641	3,070	3,261
General and administrative	3,670	4,542	7,133	8,169
Total stock-based compensation	10,058	11,032	18,851	20,982

Depreciation and amortization	571	610	1,107	1,215

Commercial agreement asset amortization	12,927	-	49,944	531

Amortization of acquired intangibles	4,402	5,978	8,804	11,956

Merger related contingent consideration	-	125	-	248

Adjusted EBITDA	38,471	62,424	70,034	112,583

Global-E Online Ltd.
RECONCILIATION TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2026	2025	2026
	(Unaudited)		(Unaudited)
Net cash (used in) provided by operating activities	64,956	73,638	(7,091)	1,084
Purchase of property and equipment	(1,440)	(452)	(1,988)	(813)
Free Cash Flow	63,516	73,186	(9,079)	271

Global-E Online Ltd.
RECONCILIATION TO NON-GAAP NET PROFIT AND NON-GAAP NET PROFIT PER SHARE
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2026	2025	2026
	(Unaudited)
Net profit (loss)	$10,491	$47,723	$(7,365)	$78,078
Stock-based compensation	10,058	11,032	18,851	20,982
Commercial agreement asset amortization	12,927	-	49,944	531
Amortization of acquired intangibles	4,402	5,978	8,804	11,956
Merger related to contingent consideration	-	125	-	248
Non-GAAP net profit	$37,878	$64,858	$70,234	$111,795

Non-GAAP net profit per share, basic	$0.22	$0.39	$0.41	$0.67
Non-GAAP net profit per share, diluted	$0.22	$0.37	$0.40	$0.64
Weighted-average shares used in computing Non-GAAP net profit per share attributable to ordinary shareholders, basic	169,788,923	167,537,484	169,569,068	167,896,222
Weighted-average shares used in computing Non-GAAP net profit per share attributable to ordinary shareholders, diluted	175,588,437	175,124,595	175,578,104	175,201,559